Exhibit 99.2

FRANCO-NEVADA CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Franco-Nevada Corporation held on May 8, 2025 (the “Meeting”). The total number of shares voted was 158,511,917 or 82.31% of the total issued and outstanding shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the ten nominees was elected to hold office until the next annual meeting of the shareholders or until his or her successor is elected or appointed. The report on ballot confirmed shareholders voted as follows:

	Nominee	Votes For	% For	Votes Against	% Against
	David Harquail	148,559,616	97.47%	3,861,770	2.53%
	Paul Brink	152,098,450	99.79%	322,937	0.21%
	Tom Albanese	148,342,137	97.32%	4,079,249	2.68%
	Hugo Dryland	152,357,166	99.96%	64,224	0.04%
	Derek W. Evans	137,860,506	90.45%	14,560,878	9.55%
	Dr. Catharine Farrow	151,539,889	99.42%	881,498	0.58%
	Maureen Jensen	151,188,943	99.19%	1,232,443	0.81%
	Jennifer Maki	151,741,349	99.55%	680,037	0.45%
	Daniel Malchuk	152,341,370	99.95%	80,018	0.05%
	Jacques Perron	149,878,477	98.33%	2,542,910	1.67%

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

PricewaterhouseCoopers LLP were reappointed to the office of auditors until the next annual meeting and the directors were authorized to fix the remuneration of the auditors. The report on ballot confirmed shareholders voted as follows: “for” 155,195,527 (97.91%) and “withheld” 3,316,389 (2.09%).

“Say-on-Pay” advisory resolution regarding the Corporation’s approach to executive compensation, as proposed in the management information circular for the Meeting.

The Corporation’s approach to executive compensation was accepted. On the advisory resolution, the report on ballot confirmed shareholders voted as follows: “for” 149,273,988 (97.94%) and “against” 3,147,394 (2.06%).

DATED as of this 9th day of May, 2025.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Name: Lloyd Hong
Title: Chief Legal Officer & Corporate Secretary